UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Canada Southern Petroleum Ltd.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
135231108
(CUSIP Number)
Trudy M. Curran
Canadian Oil Sands Limited
2500 First Canadian Centre
350—7th Avenue S.W.
Calgary, Alberta, Canada T2P 3N9
(403) 260-3636
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	135231108

1	NAMES OF REPORTING PERSONS: 1212707 Alberta Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Alberta, Canada

	7	SOLE VOTING POWER:

NUMBER OF		11,814,264.736

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,814,264.736

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,814,264.736

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

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CUSIP No.	135231108

1	NAMES OF REPORTING PERSONS: Canadian Oil Sands Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Alberta, Canada

	7	SOLE VOTING POWER:

NUMBER OF		11,814,264.736

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,814,264.736

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,814,264.736

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

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CUSIP No.	135231108

1	NAMES OF REPORTING PERSONS: Canadian Oil Sands Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Alberta, Canada

	7	SOLE VOTING POWER:

NUMBER OF		11,814,264.736

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,814,264.736

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,814,264.736

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

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This Amendment No. 1 amends and supplements that statement on Schedule 13D originally filed with the Securities and Exchange Commission on August 30, 2006, as amended by Amendment No. 6 to Schedule TO, filed by the reporting persons.
Item 4. Purpose of Transaction
     The purpose of the acquisition is to enable 1212707, Limited and the Trust to acquire all of the outstanding common shares of the Issuer. Effective June 18, 2006, 1212707, Limited and Issuer entered into a pre-acquisition agreement pursuant to which 1212707 and Limited agreed to acquire the Issuer and 1212707 agreed to make a tender offer to acquire all of the outstanding common shares of the Issuer. By press release issued on August 19, 2006, the Trust announced that 1212707 and Limited had acquired approximately 9.8 million common shares of Issuer pursuant to the tender offer and had provided for a subsequent offering period that expired at midnight (Pacific daylight time) on Wednesday, September 6, 2006 and pursuant to which 1212707 and Limited acquired a total 11,814,264.736 common shares of Issuer tendered during the tender offer.
     As previously disclosed, 1212707 and Limited intend to avail themselves of such other corporate actions or proceedings as may be legally available, including an amalgamation, to acquire the remaining outstanding common shares of Issuer. On September 19, 2006, the Issuer, 1212707, Limited and 1265817 Alberta Ltd., a wholly owned subsidiary of 1212707 (“Newco”), entered into an amalgamation agreement (The “Amalgamation Agreement”). Pursuant to the Amalgamation Agreement, a meeting of the Issuer’s shareholders has been called to consider and vote upon the amalgamation whereby the Issuer and Newco will amalgamate (the “Amalgamation”) and continue as one corporation (“Amalco”). To facilitate the Amalgamation, 1212707 transferred all of its common shares in the Issuer to Newco on September 18, 2006. If the Amalgamation is approved and the conditions set out in the Amalgamation Agreement are satisfied, Amalco will be a wholly owned subsidiary of 1212707. Upon completion of the Amalgamation, shareholders of the Issuer (other than dissenting shareholders and Newco) will receive one Amalco Redeemable Preferred Share for each common share of the Issuer held. Amalco will then redeem any and all such Amalco Redeemable Preferred Shares for U.S. $13.10 in cash per share. Holders of Amalco Redeemable Preferred Shares can elect, prior to the time of redemption, to have 1212707 purchase any and all such Amalco Redeemable Preferred Shares at a purchase price of U.S. $13.10 in cash per share prior to such redemption.
     Subject to applicable laws, 1212707 and Limited intend to cause Issuer to take steps to toward the elimination of its public reporting requirements under applicable Canadian and US securities laws and to delist the common shares from the Toronto Stock Exchange and The NASDAQ Capital Market.
     Other than as described in this Statement, none of 1212707, Limited or the Trust have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) and (b) 1212707, through Newco, beneficially owns 11,814,264.736 common shares of Issuer. This represents approximately 78% of the outstanding common shares of Issuer as of such date. 1212707 has the sole power to vote or dispose of these common shares. None of 1212707, Limited or the Trust beneficially own any other common shares of the Issuer.
(c) Except as described in Item 4 above, none of 1212707, Limited or the Trust has engaged in any transaction during the past 60 days in any common shares of the Issuer. None of the persons whose names are listed on Appendix A beneficially owns any common shares of Issuer.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

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     Except as described in Item 4 above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of 1212707, Limited, the Trust or any person whose names are listed on Appendix A and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits

Exhibit 1.	Pre-Acquisition Agreement among Canadian Oil Sands Limited, 1212707 Alberta Ltd. and Canada Southern Petroleum Ltd. dated as of June 18, 2006. Incorporated by reference to Exhibit (d)(1)(i) to Schedule TO filed by Limited and 1212707 on June 26, 2006

Exhibit 2	Amendment, dated June 29, 2006, to Pre-Acquisition Agreement among Canadian Oil Sands Limited, 1212707 Alberta Ltd. and Canada Southern Petroleum Ltd. dated June 18, 2006. Incorporated by reference to Exhibit (d)(1)(iii) to Amendment No. 1 to Schedule TO filed by Limited and 1212707 on July 5, 2006

Exhibit 3	Second Amendment, dated July 12, 2006, to Pre-Acquisition Agreement among Canadian Oil Sands Limited, 1212707 Alberta Ltd. and Canada Southern Petroleum Ltd. dated June 18, 2006. Incorporated by reference to Exhibit (d)(1)(iv) to Amendment No. 2 to Schedule TO filed by Limited, the Trust and 1212707 on July 14, 2006

Exhibit 4	Third Amendment, dated August 7, 2006 to Pre-Acquisition Agreement among Canadian Oil Sands Limited, 1212707 Alberta Ltd and Canada Southern Petroleum Ltd dated June 18, 2006. Incorporated by reference to Exhibit (d)(1)(v) to Amendment No. 4 to Schedule TO filed by Limited, the Trust and 1212707 on August 8, 2006

Exhibit 5	Agreement relating to joint filing (Previously filed)

Exhibit 6	Amalgamation Agreement dated as of September 19, 2006 among Canada Southern Petroleum Ltd., 1265817 Alberta Ltd., Canadian Oil Sands Limited and 1212707 Alberta Ltd. Incorporation by reference to Exhibit 1 to the Form 6-K filed by the Issuer on September 22, 2006.

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SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 22, 2006

1212707 ALBERTA LTD.

By:	/s/ Ryan M. Kubik

Name: Ryan M. Kubik
Title: Treasurer and Controller

CANADIAN OIL SANDS LIMITED

By:	/s/ Allen R. Hagerman

Name: Allen R. Hagerman
Title: Chief Financial Officer

CANADIAN OIL SANDS TRUST by its manager, CANADIAN OIL SAND LIMITED

By:	/s/ Allen R. Hagerman

Name: Allen R. Hagerman
Title: Chief Financial Officer

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